UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number: 001-13742

ICL GROUP LTD.
(Exact name of registrant as specified in its charter)

ICL Group Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒         Form 40-F ☐

 ICL GROUP LTD.

 INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of ICL Group Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. In addition, this report on Form 6-K shall be deemed to be incorporated by reference into the Israeli Shelf Prospectus of ICL Group Ltd. filed with the Israel Securities Authority and dated February 28, 2022 (Filing Number: 2022-02-019821) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ICL GROUP LTD.

1.	Supreme Court Ruling in the Appeal regarding the Application for Certification of a Class Action concerning Ein Bokek regarding Environmental Hazards to the area of Bokek Stream

   Item 1

Supreme Court Ruling in the Appeal regarding the Application for Certification of a Class Action
concerning Ein Bokek regarding Environmental Hazards to the area of Bokek Stream

Further to the Company's immediate report dated June 28, 2022 (Reference no: 2022-02-067200), regarding an appeal filed by the plaintiffs with the Israeli Supreme Court against the Be'er Sheva District Court's decision to dismiss with prejudice the application for certification of a class action (respectively, the “Application for Certification" and the “Appeal”) against the Company’s subsidiaries, Rotem Amfert Negev Ltd. and Periclase Dead Sea Ltd., due to environmental hazards which were allegedly the result of leakage of wastewater to the groundwater aquifer in the vicinity of the Bokek stream which started in the seventies, while the Company was government owned, the Company hereby reports that on October 12, 2023, the Israeli Supreme Court rendered its ruling in the Appeal.

In its ruling, the Israeli Supreme Court dismissed the plaintiffs claim regarding property rights, and therefore dismissed the Application for Certification of the entire public of the State of Israel, yet accepted the Appeal with regards to the statute of limitations claim, and ruled that Application for Certification is approved only regarding the limited class constituting visitors of the Bokek stream (the “Limited Group”). In accordance therewith, the Application for Certification of the Limited Group only shall be reviewed by the District Court.

For additional information regarding the Application for Certification and the proceedings held, see the Company’s immediate reports dated April 25, 2022 (Ref No: 2022-02-050476) and March 11, 2018 (Ref No: 2018-02-023143) as well as Note 18 to the Company’s Consolidated Annual Financial Statements for 2022 filed on February 28, 2023 (Ref No: 2023-02-022020).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICL Group Ltd.

By:	/s/ Aviram Lahav
	Name:	Aviram Lahav
	Title:	Chief Financial Officer

ICL Group Ltd.

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	VP, Chief Compliance Officer & Corporate Secretary

Date: October 13, 2023